RECEIVED
2006 DEC 15 A 6:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

centrica
taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

82-04518

SUPPL

15 December 2006

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

06019253

Dear Sir / Madam

Centrica plc
Centrica Full Year 2006 Trading Update

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 128 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

Enc.

15 December 2006

CENTRICA FULL YEAR 2006 TRADING UPDATE

Centrica plc has today issued the following trading statement ahead of entering close period on 1 January 2007.

The Company will announce its 2006 full year results on 22 February 2007.

Headlines

- Full year Group earnings per share* ahead of consensus; expected to marginally exceed 18 pence
- British Gas Residential Energy returns to profit in the second half
- Fall in wholesale prices will trigger a retail price reduction in spring of 2007
- £300 million additional exceptional charge, of which £200 million is non-cash
- 6% customer account losses (978,000) year-to-date; losses slowing in recent weeks
- Growth businesses of North America and British Gas Business performing well and British Gas Services on track

2006 update

Centrica expects full year Group earnings per share* to marginally exceed 18 pence, slightly ahead of current market consensus. This has been delivered against a backdrop of extreme volatility in commodity prices and a very competitive retail marketplace.

British Gas Residential Energy

Since the last trading update on 27 July 2006 the warmest autumn on record in the UK has coincided with the predicted additional supplies of gas being delivered through the Langeled and BBL pipelines from Norway and Holland. Both of these pipelines were underpinned by British Gas long term contracts and have contributed to the fall in fourth quarter wholesale gas prices.

Although British Gas had already secured substantial supplies at previously higher price levels, these recent wholesale price falls will still reduce the cost of energy in 2006 for British Gas to below the previously predicted levels. This has been partially offset by a recent decline of approximately 15% in residential gas demand, caused by the warm weather. We currently anticipate therefore an operating margin in British Gas Residential Energy of around 1% for 2006 as a whole.

Although the winter is still ahead of us, margins are improving as a result of the recent falls in wholesale energy costs. Against this background we have decided to absorb additional distribution costs of around £100 million per annum, recently approved by the regulator to commence in March 2007, and we plan to reduce prices for our customers in the spring.

We remain resolute in our belief that British Gas must establish reasonable and sustainable profitability to provide long-term energy security of supply while delivering value to the customer.

Residential energy churn in the UK remains high and to date in 2006 British Gas has lost 978,000 accounts. However, we have been encouraged by the reduction in recent weeks in net weekly losses and the fact that account sales have averaged over 60,000 per week since September. Our "Fix and Fall" offer was extremely well received, with around 500,000 sold, and the sales and marketing team are now focused on developing further propositions to keep us at the forefront of customer product innovation in the year ahead.

- British Gas has 95% of its customer base on the new SAP billing platform and is now working through the challenges associated with the remaining more complex accounts. The process of migration has adversely affected customer service over the last six months. In order to improve customer service levels we have employed an additional 500 frontline staff in our call centres. Additionally we have focussed our IT resource on delivering improved system performance as an immediate priority and we will now complete the migration of the remaining accounts during the first quarter of 2007.

Gas production
We continued to utilise the inherent flexibility provided by the Morecambe gas fields in periods of low gas prices. As a result gas production levels at Morecambe are now forecast to be down year-on-year by around 50%, partially offset by an increase in other equity gas production, leading to a forecast drop in overall volumes of around 40%. This lower level of production in our upstream gas business will reduce the proportion of our total profits attracting a higher tax charge, thereby reducing the Group's effective tax rate to below 45% in the current year.

Other businesses
In British Gas Services new management has driven improvements in sales, operating efficiency and customer service. As forecast, British Gas Business has had a much stronger second half and will deliver a result ahead of consensus. The North American business continues to trade strongly in line with our expectations at the half-year, and we anticipate that profit growth will be around 20% this year. Elsewhere in the group, the lower wholesale gas prices have reduced losses in the legacy industrial and commercial contracts, with this business segment now forecast to lose around £250 million.

Business restructuring and exceptional charge
During the last three months, under Sam Laidlaw's leadership, the Group sharpened its strategic focus, completed an operational review and is concentrating management attention on the twin priorities of achieving a reduction in the ongoing operating cost base and delivering a marked improvement in customer service. In addition, a full appraisal of all recent major systems developments has been conducted to ensure that they will deliver their anticipated benefits or are written off.

The effect of this review will be a pre-tax exceptional charge for the year of around £300 million, in addition to the exceptional charge of £46 million relating to the Rough incident. The charge is made up of several elements. The main element of the charge is a non-cash systems write-off of around £200 million, with the removal of an associated 2007 depreciation charge of £31 million. The review incorporates the write-off of systems functionality which is no longer required within the more focussed Group and an assessment of the appropriate remaining asset value.

The remaining £100 million exceptional cash costs are associated with performance improvement and streamlining our operations and will deliver benefits of £24 million in 2007 and approximately £34 million in 2008. The major components of this include a streamlining of the British Gas Residential Energy back-office with the loss of 700 roles. This will include the closure of the headquarters building at Stockley Park, with staff being relocated to Staines. It also incorporates a restructuring of the British Gas Services team with the loss of 340 roles and a further streamlining of the group corporate structure, with the loss of 270 roles.

The above are in addition to previously announced cost reduction commitments.

Outlook
The marketplace remains extremely competitive and the outlook for 2007 is dominated by the prospect of lower wholesale energy prices. Against this background we are committed to achieving an improved competitive position, enhanced energy procurement, improved customer service in British Gas at a reduced cost to serve and continued growth in our other businesses.

Enquiries:
Centrica Investor Relations 01753 494900
Centrica Media Relations 01753 494085

* including joint ventures and associates stated net of interest and taxation, and before exceptional items and certain re-measurements